UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Peerless Systems Corporation

(Name of Subject Company)

Peerless Systems Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

705536100

(CUSIP Number of Class of Securities)

Yi Tsai

Chief Financial Officer

Peerless Systems Corporation

1055 Washington Boulevard, 8th Floor

Stamford, CT 06901

(203) 350-0040

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Matthew J. Guanci, Jr.

Eric M. Kogan

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

(860) 275-8200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a press release issued by Peerless Systems Corporation (the “Company”) on January 5, 2015, relating to the proposed acquisition of the Company by Mobius Acquisition, LLC (“Parent”) and Mobius Acquisition Merger Sub, Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”) pursuant to an Agreement and Plan of Merger, dated December 22, 2014, by and among the Company, Parent and Acquisition Sub. The press release was first made available on January 5, 2015.

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the common stock of the Company will be made pursuant to an offer to purchase and related materials that Acquisition Sub intends to file with the Securities and Exchange Commission. At the time the tender offer is commenced, Acquisition Sub will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

For Immediate Release:

Contact:

Peerless Systems Corporation

Timothy E. Brog

Chief Executive Officer

203-350-0045

Peerless Systems Corporation Engages Financial Advisor to Manage Go-Shop Process

Stamford, Connecticut January 5, 2015 — Peerless Systems Corporation (Nasdaq: PRLS) today announced that it has retained Westbury Group LLC, a boutique investment bank, to manage its Go-Shop process.

As previously announced, Peerless entered into a definitive merger agreement on December 22, 2014 to be acquired by Mobius Acquisition, LLC for $7.00 per share in cash, pursuant to a cash tender offer and second step merger.

Under the terms of the merger agreement, Peerless intends to solicit superior proposals from third parties pursuant to a “go-shop” provision in the merger agreement until the earlier of the 50th day following execution of the merger agreement and the closing of the tender offer. There can be no assurances that the solicitation of proposals will result in an alternative transaction. Unless required by law, Peerless does not intend to disclose developments with respect to this solicitation process until it is completed.

Westbury Group, based in Westport, Connecticut, will serve as Peerless’ financial advisor and manage the Company’s go-shop process. Westbury Partner and Managing Director, Jonathan Rubin stated, “We are excited at the prospect of working with Peerless and are looking forward to communicating with other parties who are interested in Peerless’ valuable business.” Such parties may direct inquiries regarding proposals for alternative transactions to Mr. Rubin at +1 (203) 883-9000, ext. 105.

About Peerless Systems Corporation

Founded in 1982, Peerless historically licensed imaging and networking technologies to the digital document markets. Effective October 31, 2008, Peerless sold its imaging and networking technologies and certain other assets to Kyocera-Mita Corporation.  Peerless retains certain rights to continue licensing these technologies to customers in the digital document markets.  Peerless is seeking to maximize the value of its licensing business and is exploring various alternatives to enhance stockholder value, potentially through establishing a new venture or acquiring an existing business, as well as through other investment opportunities.

About Deer Valley Corporation (Peerless’ 80% owned subsidiary)

Deer Valley, through its wholly owned subsidiaries Deer Valley Homebuilders, Inc. and Deer Valley Financial Corp., designs and manufactures factory built homes, and provides dealer inventory-secured financing, and warranty and repair services for its factory built homes. Deer Valley’s manufacturing plant located in Guin, Alabama, produces homes which are marketed in 14 states through a network of independent dealers, builders, developers and government agencies located primarily in the southeastern and south central regions of the United States. Inventory secured loan financing is offered to qualified retail dealers and developers, through DVFC, for homes Deer Valley manufactures.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995

Some statements included in this news release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and, therefore, involve uncertainties or risks that could cause actual results to differ materially there from.  These statements may contain words such as "desires," "believes," "anticipates," "plans," "expects," "intends," "estimates" or similar expressions.  These statements are not guarantees of the Company's future performance and are subject to risks, uncertainties and other important factors that could cause actual performance or achievements to differ materially from those expressed or implied by these forward-looking statements.  Such statements include, but are not limited to, the Company’s ability to maximize the value of its licensing business or to enhance stockholder value, potentially through establishing a new venture or acquiring an existing business, or through other investment opportunities. Additional information regarding factors that could cause results to differ materially from management's expectations is found in the section entitled "Risk Factors" in the Company's 2014 Annual Report on Form 10-K filed with the SEC on April 30, 2014, as well as risks discussed in Deer Valley’s Annual Report on Form 10-K filed with the SEC on March 20, 2014.  The Company intends that the forward-looking statements included herein be subject to the above-mentioned statutory safe harbors. Investors are cautioned not to rely on forward-looking statements.  The Company disclaims any obligation to update forward-looking statements.

Notice to Investors

The tender offer for the outstanding common stock of the Company referred to in this report has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that Mobius intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Mobius will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company by contacting Yi Tsai, at Peerless Systems Corporation, telephone number (203) 350-0040.